
BOLD MOVE
COLD BROOZE
CRAFT COCKTAIL
ORIGINAL BLACK
VANILLA OAT

INVEST IN **BOLD MOVE BEVERAGES**

Coffee + Whiskey = Cold Brooze, the next great brunch drink

LEAD INVESTOR

Ken Nguyen Investor, Advisor, former CFO

I invested in Bold Move because I love coffee and I love whiskey. Since meeting Jacob during our MBA I've been impressed with his dedication, coachability, and vision. His passion for creating never before seen products in the admittedly competitive RTD space and seeing obvious gaps in the marketplace is great. Most of the RTD cocktails are the same basic things, but in different packages. What Jacob and the Bold Move team are creating are neg category-defining RTDs that will stand the test of time.

Invested $7,500 this round & $5,000 previously

Learn about Lead Investors

boldmovebeverages.com Austin TX

Alcohol | Coffee | Seed | Austin | Whiskey Investment

Highlights

1 Out of 400+ applicants, BMB placed as the top Consumer brand at the Rice Business Plan Competition

1. Out of 400+ applicants, BMB placed as the top Consumer brand at the Rice Business Plan Competition.

2. Received 25+ letters of intent from popular Austin bars, golf courses, hotels, and liquor stores.

2. Received 25+ letters of intent from popular Austin bars, golf courses, hotels, and liquor stores.

3. Distribution offered from LibDib @ RNDC and in conversations with two other tier 1 distributors.

4. Finalized can/4-pack/tray designs and formulations for both Cold Brooze flavors.

5. Registered the Cold Brooze trademark & trademarking three other IP's, including Mai Chai: rum+chai.

6. Made key additions to the team, including Sam, Caroline, & Joe who are experienced in the industry.

7. The CEO of Hyliion (HYLN), Thomas Healy, expressed interest in our brand at the RBPC.

8. 4,000+ Product testers to date

Our Team



Jacob Guss Founder, CEO

Jacob's Bold Move was quitting his 9-5 to formulate Cold Brooze® & build Bold Move Beverages. Jacob holds an MBA from UT, co-founded a nonprofit, and has professional experience as a Strategist.

Cold Brooze was born out of Jacob's love for coffee and his desire to feel more energized while socially drinking. At brunches, morning tailgates, and happy hours, Jacob grew tired of the same old options. Jacob is fueled by a desire to make the world a more fun & joyous place to live by creating products that bring people together.



Sam Krage Director of Sales and Operations

Sam's Bold Move was jumping ship from the nations largest wine and spirits distributor to join the team as the first full time hire. Sam is an avid rock climber and bulldog aficionado.



Lexi Garden Marketing Specialist



Lexi Garden Marketing Specialist

Lexi's Bold Move is to say whatever is on her mind at all times. Formerly a professional ballet dancer, she now applies her creative skills to share Cold Brooze with the world.

Pitch

COLD BREW + BOOZE = COLD BROOZE

Move over mimosa and bloody mary, there's a new brunch cocktail in town! Cold Brooze is the first canned cocktail that combines specialty cold brew coffee and premium aged American Whiskey. Each 12 oz can of 'brooze contains 110-180 calories based on the flavor, 6% ABV, and all the energy you'd expect from a cold brew coffee.


FORTUNE FAVORS THE BOLD
BOLD MOVE
BEVERAGES
American Whiskey
with Cold Brew Coffee
COLD
BROOZE
CRAFT COCKTAIL
ORIGINAL
BLACK
6% ALC/VOL
ATX
120MG CAFFEINE
12 FL OZ
355 ML

WHO IS BOLD MOVE BEVERAGES?

We make bold beverages for bold people who want to make everyday count. Whether your bold move is quitting your 9-5 or standing up for what you believe in, our brand aims to celebrate the boldness in all of us.



WHERE WOULD I DRINK THIS?

Cold Brooze is for the coffee lover who wants to feel energized while socially drinking with friends. It's perfect at the golf course, while out fishing, at a tailgate, at a boozy brunch, or at a happy hour after a long week of work.


CONSUMPTION USE CASES
THE BRUNCH BUNCH
THE OUTDOORSMEN
THE OUT & ABOUT CROWD
THE TAILGATERS

WHAT SETS US APART?

Unlike hard and spiked counterparts, Cold Brooze sets itself apart from its "Hard" and "Spiked" counterparts by not cutting corners and using premium aged American Whiskey. Cold Brooze provides a casual 6% ABV, coffee-forward experience that is smooth, flavorful, and uniquely positioned to find a home in the marketplace of tomorrow. We're not just another malt based RTD.

COMPETITIVE LANDSCAPE

8

	BOLD MOVE BEVERAGES	BOMANI COLD BREW	SPIKED COLD BREW	DELOCE	JAMESON COLD BREW
PRODUCT	Cold Brew + Whiskey	Cold Brew + Malt-base	Cold Brew + Agave Wine	Espresso + Vodka	Whiskey + Coffee
ABV%	6	5.7	12.5	11	30
PACKAGE FORMAT	Can 12oz	Can 11oz	Can 6.3oz	Can 6.7oz	Bottle 750mL
LAUNCH YEAR	2022	2020	2016	2021	2018
TARGET USE CASES	Ready-to Drink Cocktail for Daytime & Early Afternoons	Ready-to Drink Flavored Malt Beverage for Daytime & Early Afternoons	At Home Cocktail Replacement	At Home Cocktail Replacement	Mixer for At-Home Cocktails
PRICE	4-Pack (4x355ml): $15.99	4-Pack (4x330ml): $15.99	4-Pack (4x186ml): $15.99	4-Pack (4x200ml): $15.99	$28/Bottle
UNIT PRICE	$11/L	$12/L	$15/L	$20/L	$37/L

WHY WOULD I INVEST?

Bold Move Beverages is innovating at the convergence of several major trends. Ready-to-drink, or RTD's, are already the third largest category in alcohol, and are projected to outsell wine in the next 6 months (Drink's Digest). Coffee is timeless and only getting more popular, with millennials, our target market and the largest generation, drinking more coffee today than any previous generation of young adults. Specifically, cold brew coffee is immensely popular and is growing at a 25% CAGR. While most brands compete for the lucrative 10PM Friday night use case, our positioning will allow us to stand out in the less crowded day time and early afternoon use cases. We have also trademarked the Cold Brooze name, which will elevate our brand above "hard" and "spiked" coffees in the market.


TRENDS
3
READY-TO-DRINK COCKTAIL
Premium spirit-based RTD's are growing at a 40% compounded annual growth rate (Statista)
wine beer spirits cider mixed drinks
1,000
750
500
250
0
2000 2010 2015 2018 2022
READY-TO-DRINK COFFEE
Which of the following coffee products, for at home or on-the-go, do you drink for each of these occasions? (Mintel)
Any pod Any RTD Any flavor
80%
60%
40%
20%
0%
At home
Away from home
On the go
Afternoons
Evenings
COLD BREW TRENDS
>50% of Starbucks revenue is from cold drink sales (WSJ)
Has projected compounded annual growth rate of 24.7% from 2018 to 2025 (Reuters)

DO PEOPLE LIKE IT?

We've been blown away by the reception Bold Move Beverages and our Cold Brooze products have received from customers, investors, and industry experts alike. Although we're just getting started, we've quickly secured over 25 letters of intent and 4,000+ taste-testers from Austin retailers and potential customers. Additionally, we have received organic shoutouts from several publications. Finally, we've

customers. Additionally, we have received organic shoutouts from several publications. Finally, we've consistently done well at pitch competitions judged by venture capitalists, and created an engaged community in our hometown of Austin, TX.

AUSTININNO
Your Source for Local Innovation

RBPC 2022

The University of Texas at Austin
McCombs School of Business

HOW FAR WE'VE COME

Before Bold Move Beverages was a business, it was just an idea. The formulas, packaging, and branding all evolved through Jacob's unwavering commitment to creating an enduring brand for coffee lovers. Thanks to the support of our engaged community, we are ready to make our Boldest move yet.



BOLD MOVE BEVERAGES
BOLD MOVE BEVERAGES
ENJOY THE MOMENT
BOLD MOVE BEVERAGES
IRISH VANILLA
COLD BROOZE
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
IRISH CREAM
COLD BREW COFFEE & IRISH CREAM
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
MIDNIGHT
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
VANILLA OAT
BOLD MOVE BEVERAGES
COLD BROOZE
CRAFT COCKTAIL
ORIGINAL BLACK

Company Links

- **Pitch Deck**
- **Featured on 'Pitch Please' podcast, hosted by Draper Startup House**
- **Our Website**

Reward Tiers:


TIER 1 - $100
You get...
1 Koozie
TIER 2 - $250
You get...
1 Koozie
Pack of Brooze
TIER 3 - $500
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
TIER 4 - $1,000
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
$50 of Concert Credit
TIER 5 - $2,500
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
$50 of Concert Credit
WHOLE Tank of Gas
TIER 6 - $5,000
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
$50 of Concert Credit
WHOLE Tank of Gas
Sponsored Super Bowl Party
TIER 7 - $10,000
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
$50 of Concert Credit
WHOLE Tank of Gas
Sponsored Super Bowl Party
VIP Access to BMB Launch Party
TIER 8 - $25,000
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
$50 of Concert Credit
WHOLE Tank of Gas
Sponsored Super Bowl Party
VIP Access to BMB Launch Party
$1,000 Credit for Colorado Ski Trip


TIER 9 - $50,000
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
$50 of Concert Credit
WHOLE Tank of Gas
Sponsored Super Bowl Party
$1,000 Credit for Colorado Ski Trip
VIP Access to BMB Launch Party
Skydive with BMB Team
TIER 10 - $100,000
You get...
1 Koozie
Pack of Brooze
Black T-Shirt
$50 of Concert Credit
WHOLE Tank of Gas
Sponsored Super Bowl Party
$1,000 Credit for Colorado Ski Trip
VIP Access to BMB Launch Party
Skydive with BMB Team
"WHAT'S YOUR BOLD MOVE?" Package - $5,000 in Flight Credit


JOIN OUR BOLD MOVEMENT TODAY!


BOLD